FOR IMMEDIATE RELEASE

SPL proven solutions

Contacts:
Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Trace
SPL V
973 4(
tracey_mitchell@splwg.com

SPL to acquire CES International

San Francisco, CA, May 4, 2004. SPL today announced that it has signed a definitive agreement to acquire the major assets of CES—a pioneer and market leader in utility outage management. The acquisition is expected to be finalized in June 2004.

"Grid reliability is a major issue around the world," said SPL CEO Harry Debes. "It is the backbone of customer service. By joining these market-leading product lines, teams, and customer bases together, SPL will provide utilities around the world with a greatly expanded menu of opportunities to improve service at a lower cost."

John Blend CEO of CES remarked, "Customer and outage systems have long been the two key enablers of effective real-time service delivery for utilities, and this move by SPL will create a first-to-market, integrated approach. CES believes that our customers, partners, employees – and the market at large – will be very well served by this acquisition."

SPL plans to offer the Centricity™ outage-management solution, and Netricity™, the Energy Delivery Management solution in two different ways—both as stand-alone products and as pre-integrated parts of the footprint of SPL's customer care and billing solutions. SPL will offer support to current Centricity and Netricity customers, and their number is expected to grow as SPL uses its established global sales and service network to expand its worldwide base of customers.

At the same time, existing and new CorDaptix customers will be offered the opportunity to pre-integrate their CIS and outage management functions, expanding customer services and speeding the resolution of grid problems. "We have been offering individual modules of our CorDaptix solution for some time," said Debes, "primarily to help customers bolster the performance of legacy systems while they prepare for an eventual complete CIS overhaul. The Centricity and Netricity products will become additional offerings."

Long-term, Debes believes that a majority of SPL customers will move toward tighter integration between Centricity outage management, Netricity real-time network management, and CorDaptix functions.

"The efficiencies inherent in pre-integrated OMS and CIS just makes sense," says Debes. "It's an issue of cost. Utilities are facing massive demands both to expand their systems and to make them more reliable. At the same time, customers—both regulated and deregulated—seek increased choices. The global utility market is moving toward competition. Regulators are implementing performance-based rates and similar forms of stepped-up accountability. Security issues abound. There is simply no way for a utility to handle each separate development with a new piece of software."

Customer response has been positive. Jim Miller, Sr. Vice President, Delivery at Idaho Power Company remarked, "The acquisition of CES International by SPL looks like great news for Idaho Power Company. They provide two of our most important and merged systems: customer information and outage management. We look forward to a closer integration between the systems and a closer partnership between our companies."

Rappahannock Electric Cooperative's CEO, Kent Farmer remarked: "For some time now, SPL and CES have been two of the key vendors we rely upon to support our objectives for world-class customer service. We see CES and SPL as a strong fit for each other and view this acquisition as very positive news for our members."

Similarly, the analyst community has pointed to the long-term benefits of the acquisition. Warren Causey, president and CEO of Warren B. Causey, Ltd., Atlanta, comments, "In the post-2001 U.S. utility market, some vendor consolidation is inevitable. Utilities have virtually stopped major software projects, at least for the short term. Instead, they currently are demanding customized, incremental solutions to pressing problems. The vendors that can offer both that piecemeal approach for the short term, as well as an expanded footprint for the future, when utilities inevitably begin to look again at replacing aging systems with next-generation solutions, will be successful. The SPL-CES combination appears to generate exactly the type of synergies that will enable SPL to serve utilities' needs now and in the future. Both companies have shown the ability to adapt and innovate and combining forces – laying the groundwork now for the solutions that will be needed then – makes good business sense."

UtiliPoint International's COO Jon T. Brock notes: "Reliability is a high priority for North American utilities today. But the reliability budget is not infinite. The fact that SPL WorldGroup is working to reduce reliability costs by pre-integrating

outage management with CIS will be a welcomed feature by cost- and service-savvy utilities."

Kristian Streenstrup, Gartner's Vice President of Research in Sydney, Australia, adds, "Distribution utilities require an integrated set of supporting systems. This can greatly simplify and streamline the essential work processes of distribution utilities, particularly timely response to problems and outages which have been highly visible in the last 12 months. "

About SPL

SPL delivers the proven customer care and billing solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

About CorDaptix™

SPL's CorDaptix™ solution is a proven customer care and billing product designed to evolve with clients' business demands. Its comprehensive functional footprint withstands the tests of time, growth, and change while minimizing cost and risk.

CorDaptix helps optimize cash flow and increase collections. It scales from a few thousand to many millions of customers. Upgrades are quick and easy. And because of its modular architecture, utilities need to purchase only what they need, when they need it.

CorDaptix assists utilities to reliably meet market windows and regulatory deadlines while enjoying a low total cost of ownership and a high return on investment.

About Centricity and Netricity

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Centricity is the operations resource management (ORM) suite that includes the market's leading outage-management system. It is currently in use at distribution utilities serving more than 35 million metered accounts on five continents. The Netricity system provides the tools needed to move from a position of limited options with a static infrastructure to flexible dynamic network management. The Netricity system assists in creating revenue opportunities, reliably maximizing asset utilization, and reducing operations and maintenance expense.

For more information about Centricity and Netricity, please visit the CES website at www.ces.com.

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FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
973 401 7525
tracey_mitchell@splwg.com

SPL Announces Upgrades Breakthrough

San Francisco, California, April 29, 2004 – SPL has just released cost figures from the first upgrades to its CorDaptix™ billing and customer care system. The numbers exhibit dramatic reductions in the effort, time, and cost that system upgrades have traditionally required.

"Owning a customer information system in today's business environment is certain to demand frequent new versions of the software," said SPL's Guerry Waters, vice president of strategy, marketing, and training. "In today's market, utilities must accommodate new product lines, services, and position their companies for performance improvements."

In the past, Waters noted, these required upgrades have often been as labor-intensive as an entire system re-implementation. But CorDaptix client Rappahannock Electric Cooperative in Virginia, for instance, spent just $1.96 per customer for a system-wide upgrade that included major advances in the portal, sales and marketing, and energy data management. The total implementation time for the upgrade was three months.

A Midwestern-U.S. gas utility got similarly striking results, upgrading its CorDaptix Credit and Collections subsystem for a cost of less than 4 cents per customer. The company was so pleased with the rapid implementation and performance of Credit and Collections that it proceeded to a complete CorDaptix implementation.

"The figures now being released regarding CorDaptix upgrades mark a major turning point in the industry," said TMG Consulting President Greg Galluzzi. "In the past, upgrade costs of $5 - $8 per customer would have been considered very low-cost indeed; $20 and up would probably have been more realistic. We've had utility clients that have spent millions of dollars to upgrade systems with very little to show for it. Others have looked at the cost to upgrade systems installed as recently as 2000 and have instead elected to implement an entirely different vendor's system."

Chartwell's Dennis Smith has seen much the same phenomenon. "In the past, costs of upgrades and costs of implementations have tended to be so close that, when we've interviewed utilities about 'upgrades,' they've tended to give us implementation numbers and vice versa. It appears that many surveyed utilities view implementing a new vendor's CIS solution as 'upgrading' the former vendor, as the costs were similar. As SPL's new approach to upgrades wins mindshare in the utility industry, this blurring of concepts is bound to disappear."

How CorDaptix Lowers Upgrade Costs

All customer care and billing solutions permit utilities to accommodate their specific business requirements within a solution designed for use at multiple utilities. Most vendors permit these accommodations through changes to core program code. And since core program changes are lost during the upgrade process, they must be reprogrammed and retested, at high cost.

SPL's CorDaptix is different. It isolates the core program from client adaptations or extensions. When utilities are ready for upgrades, they "unhook" their adaptations and extensions from the old core and "rehook" them to the new one. The technical part of the upgrade can easily begin on Saturday morning and result in a system ready for testing on Monday.

Real Cost Savings

Rappahannock's Sterling Schoonover will discuss his cooperative's upgrade experience and other aspects of CorDaptix use in his presentation "Are You Out of Your Mind to Go Out of the Box?" on Thursday, May 6, from 11 AM to 12 noon at the upcoming CIS show, "Investigating the Best of CIS & CRM," at the Miami Beach Convention Center in Florida.

Further information about upgrades is available in SPL's Executive Guide to Upgrading a Customer Care and Billing System, at www.splwg.com/news-events/whitepapers.asp.

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About SPL

SPL delivers the proven customer care and billing solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple

FILE NO.
82 - 34708

products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

About CorDaptix™

SPL's CorDaptix™ solution is a proven customer care and billing product designed to evolve with clients' business demands. Its comprehensive functional footprint withstands the tests of time, growth, and change while minimizing cost and risk.

CorDaptix helps optimize cash flow and increase collections. It scales from a few thousand to many millions of customers. Upgrades are quick and easy. And because of its modular architecture, utilities need to purchase only what they need, when they need it.

CorDaptix assists utilities to reliably meet market windows and regulatory deadlines while enjoying a low total cost of ownership and a high return on investment.

FOR IMMEDIATE RELEASE

proven solutions

Contacts:
Deborah Biscomb
SPL WorldGroup, Inc.
+44 20 7851 6845
deborah_biscomb@splwg.com

SPL Names Jan B. Nordhagen as new Vice President and General Manager, EMEA

London, April 28, 2004 – Harry Debes, CEO at SPL WorldGroup, has announced the appointment of Jan B. Nordhagen as Vice President and General Manager, EMEA. Nordhagen comes to SPL from Interwoven where he held the role of Vice President, EMEA.

"The EMEA region is facing many changes and challenges with deregulation either being a reality for some countries or becoming a reality in the next few years." said Debes "I believe that SPL's experience in the utility sector means that we are well placed to help utility organizations in this region streamline their business processes, thereby delivering increased reliability and customer satisfaction. I am delighted therefore, to welcome Jan to our executive management team. I see this appointment as key to capitalizing on our recent success in this market and I am sure that Jan's wide range of management experience will be vital to developing the region further,"

"I am pleased to be joining SPL at this time" said Nordhagen. "I am looking forward to expanding on its already proven track record in EMEA. I believe that my experience in managing other European operations for US solution providers places me in a strong position to be able to lead SPL's EMEA organization to even greater success. With the deregulation of the European utilities comes more need for enhanced customer care and I want to secure SPL's current position at the head of this emerging need. I am looking forward to working closely in collaboration with SPL's current and new customers to ensure that we continue to provide them with the best solutions to enable them to meet and overcome today's business challenges."

After a brief assignment as Vice President of Encentuate, Nordhagen comes to SPL from Interwoven, where he was Vice President, EMEA. Previously he was chairman and managing director of IMM Ltd. of Oxford, England, and has spent several years working in Silicon Valley . Nordhagen brings over 20 years international experience working closely with U.S. technology firms. Nordhagen

holds an Engineering degree from Oslo Technical School, B.S. with honours in Computer Science from Heriot-Watt University and studied Business Administration at the University of California, Berkeley.

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About SPL

SPL delivers the proven customer care and billing solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.